Appendix A
to the Operating Expenses Limitation Agreement

(as amended on June 13, 2019)

Fund and Share Class	Operating Expense Limit
Aasgard Small & Mid-Cap Fund - No Load Shares	1.00%

ADVISORS SERIES TRUST	COLDSTREAM CAPITAL MANAGEMENT, INC.

By: /s/ Jeffrey T. Rauman ____	By: /s/ James Walsh_______

Print Name: Jeffrey T. Rauman	Print Name: _James Walsh__________________

Title: President	Title: Portfolio Manager____________________